
October 22, 2012

<u>Via Email</u>
James J. Cassidy, Ph.D.
Interim Chief Executive Officer
Electromed, Inc.
500 Sixth Avenue NW
New Prague MN 56071

> **Re:** **Electromed, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 12, 2012**
> **File No. 01-34839**

Dear Dr. Cassidy:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Proxy Statement</u>

1. Please revise to indicate that the proxy statement and form of proxy card are preliminary copies. See Rule 14a-6(e)(1).

2. Please include information as of the most reasonable practicable date. For example, please provide updated information as of the most reasonable practicable date regarding the possible solicitation in opposition as well as information that is required by Item 4(b)(4) and Item 5 of Schedule 14A.

3. If the meeting is contested, please supplement your disclosure to include a brief background discussion of all material contacts the company has had with the

shareholder(s) contesting the meeting in the period leading up to the solicitation.

4.   Please clarify <u>all</u> the means you intend to use in the solicitation of proxies. For example, revise to specify whether you intend to use other electronic means such as email or Internet to solicit proxies. Additionally, please note that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

5.   Further to our comment above. Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

<u>Questions and Answers, page 3</u>

<u>What is the effect of broker non-votes…, page 5</u>

6.   We note that the company has received notice that the meeting may be contested. It is our understanding that in a contested election, a broker does not have discretionary authority to vote on <u>any</u> proposals to be voted on at the meeting, whether routine or not. If the shareholder files materials to contest the meeting, please revise your disclosure accordingly.

<u>Election of Directors, page 9</u>

7.   You disclose that the company has "no reason to believe the named nominees will be unable or unwilling to serve if elected…" Please clarify whether each of the current nominees consented to be named in the proxy statement and to serve, if elected. See Rule 14a-4(d).

8.   Your disclosure suggests that the participants are reserving the right to vote for unidentified substitute nominees. Please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

9.   Please clarify the effect of a failure to pass proposal 1 by the requisite majority. Specifically, please clarify whether your proposal 2 is contingent on majority approval of your proposal 1.

10.   If the meeting is contested and the majority of shares do not approve your proposal 1, advise us of whether the proxy holders still intend to vote with respect to proposal two for

their six named nominees. We may have further comment.

11.   Please revise the biographical information of the nominees so that it complies with Item 401 of Regulation S-K. Refer to Item 7(b) of Schedule 14A. For example, revise the biographies to ensure that you clarify each individual's business experience for the past five years and disclose the dates of experience by <u>month</u> and <u>year</u>.

<u>Other Information, page 27</u>

12.   You disclose that the proxy holders would exercise their discretionary authority to vote against a proposal seeking to increase the board's size. Please supplementally advise us of the basis for the proxy holders' discretionary authority to vote against any such proposal. Your response should reference your consideration of Rule 14a-4 (c)(2). We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via email):   Ryan Brauer, Esq.
                    Fredrikson & Byron, P.A.